 Exhibit 99.1

Hut 8 Achieves Second Consecutive Record-Level Quarterly Revenue in Q2-2021

TORONTO, ON, August 12, 2021 -- Hut 8 Mining Corp. (Nasdaq | TSX: HUT) ("Hut 8" or the "Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, is pleased to announce its financial results for the quarter ending June 30, 2021 (“Q2-2021”). All dollar figures are in Canadian Dollars (“CAD”), unless otherwise stated.

BITCOIN INVENTORY AND VALUE

Hut 8 continues to strategically emphasize its “hodl” strategy, taking active steps to generate Canadian and US dollars to help fund operating expenses, so as to avoid selling Bitcoin. During Q2-2021, 100% of self-mined Bitcoin was deposited into custody. As of June 30, 2021, the Company had a total Bitcoin balance of 3,824 with a market value of $166 million. Hut 8’s current Bitcoin balance, including 2,000 Bitcoin loaned as part of the Company’s fiat yield strategy, is approximately 4,240 Bitcoin, reflecting a market value of approximately $245 million.

HASHRATE AND COMPUTE POWER

Hut 8 currently has an installed hashrate of 1.37 exahash (“E/H”). Given pending orders, we have additional contracted hashrate of 1.3 E/H (including 1,600 gigahash equivalent), bringing contracted hashrate to approximately 2.7 E/H.

Based on current network dynamics, we anticipate daily settlement once all contracted equipment is hashing will equate to 20 – 25 Bitcoin per day.

Q2-2021 HIGHLIGHTS

●	Second consecutive record quarterly revenue, hitting $33.5 million in Q2-2021, with our self-mining operations generating $31.4 million of revenue and our expanded hosting service generating $2.2 million. We mined 553 Bitcoin in Q2-2021, all of which was added to our self-mined Bitcoin balance.

●	Successfully became the first Canadian digital asset miner to list its common shares on the Nasdaq stock exchange (“Nasdaq”). Further, Hut 8 is the only TSX-listed miner to achieve listing on The Nasdaq Global Select Market, which has the highest initial financial and liquidity requirements of any Nasdaq market tier. This achievement gives the Company access to a substantially increased pool of investors, both for purposes of future capital raises and providing improved liquidity to current and future shareholders.

●	Hut 8 closed a public offering on June 15, 2021, raising gross proceeds of $115 million, providing flexibility in the face of market uncertainty for the Company to continue making strategic investments, summarized as follows:

○	Two opportunistic purchases directly from MicroBT of 11,953 M30S, M30S+ and M31S miners, representing compute power of 1.08 E/H;

○	Investment in 10,000 high-performance NVIDIA CMPs, which will initially be deployed to mine the Ethereum network and settle in Bitcoin. These NVIDIA chips, delivery of which is expected to occur throughout August and September 2021, will consume only 3.5 – 4.0 MW of power, while operating at approximately 1,600 gigahash. We anticipate settlement in Bitcoin will result in 2.0 – 3.0 Bitcoin per day;

○	Investment into the power purchase agreement (“PPA”) and new power facility with Validus Power Corp. The initial phase of this facility is currently expected to be operational late in the fourth quarter of 2021 and will substantially increase Hut 8’s power capacity on a physical off-take basis at a compelling power rate of $0.0274/kWh, subject to an annual adjustment mechanism, for the five-year term of the PPA.

●	Launched several ESG-related initiatives, including establishing a robust recycling program to limit waste volumes sent to landfill, installation of low-emission LED lighting throughout all facilities and electrification of our fleet of on-site vehicles.

“It is gratifying to see the core strengths of Hut 8, namely our people and operational excellence, combine to advance our commitment to building a diversified leader in the digital asset infrastructure space,” commented Shane Downey, Chief Financial Officer of the Company. “Hut 8’s disciplined approach to managing our balance sheet, while prioritizing the efficient accumulation of Bitcoin, served us well in Q2-2021, and that as we continue to focus on execution, we are well-positioned heading into the back half of 2021 and into 2022.”

OPERATING AND FINANCIAL OVERVIEW

For the periods ended June 30	Three Months Ended		Six Months Ended
(CAD thousands, except per share amounts)	2021	2020	2021	2020
Operating results
Digital assets mined	553	795	1,092	1,910

Financial results
Total revenue	$33,549	$9,230	$65,532	$21,970
Net income	(20,430)	2,840	15,094	(7,390)
Mining profit (i)	19,144	697	37,086	995
Adjusted EBITDA (i)	14,356	65	30,608	(322)

Per share
Net income - basic	$(0.17)	$0.03	$0.13	$(0.08)
Net income - diluted	$(0.16)	$0.03	$0.12	$(0.08)

(i) Non-IFRS measure - see "Non-IFRS Measures" section below. Certain comparative figures have been restated where necessary to conform with current period presentation.

	As At
(CAD thousands)	June 30, 2021	December 31, 2020
Financial position
Cash	$92,681	$2,816
Total digital assets	166,081	101,962
Total assets	362,658	145,202
Total liabilities	14,317	29,647
Total shareholder's equity	348,341	115,555
Working Capital (i)	251,111	75,673

(ii) Calculated as current assets less current liabilities.

●	Revenue for Q2-2021 of $33.5 million, was up significantly versus $9.2 million in the prior year period. This result stems from 553 self-mined Bitcoin generating $31.4 million of revenue, compared to 795 Bitcoin and $9.2 million revenue from mining in the prior year period. We also generated $2.2 million of revenue from hosting services, versus $nil in the prior year period, reflecting two hosting customers, the second of which was on-boarded in late May 2021.

●	Site operating costs for Q2-2021 were $13.8 million, up from the prior year period of $9.2 million, related principally to increased power consumption, driven by a substantial increase in average hashrate as well as Alberta power prices.

●	Net loss in Q2-2021 was $20.4 million, versus net income of $2.8 million in Q2-2020, with the difference stemming primarily from unrealized revaluation adjustment related to a change in loan receivable classification.

●	Adjusted EBITDA (a “Non-IFRS Measure”, please refer below) in Q2-2021 was $14.4 million, versus $0.1 million in the prior year period, driven by the expansion of Hut 8’s operations and the improvement in Bitcoin mining economics.

●	Digital assets consist of Bitcoin, which had a self-mined balance of 3,824 Bitcoin and a market value of $166 million as of June 30, 2021. This balance consisted of 1,824 Bitcoin held in custody and 2,000 held under lending arrangements.

FORWARD-LOOKING INFORMATION

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and includes, among others, statements regarding the anticipated expansion of the current installed hashrate, the Company's trajectory to produce additional Bitcoin, planned investments for the balance of 2021 geopolitical impacts and the build-out of a new power facility.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

NON-IFRS MEASURES

This press release makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore not necessarily comparable to similar measures presented by other companies. The Company uses non-IFRS measures including "Adjusted EBITDA" and “Mining Profit” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective.

“Adjusted EBITDA” represents EBITDA (net income or loss excluding net finance income or expense, income tax or recovery, depreciation, and amortization) adjusted to exclude non-cash share-based compensation, fair value gain or loss on revaluation of digital assets, non-recurring impairment charges or reversals of impairment, and costs associated with one-time or non-recurring transactions. Adjusted EBITDA is used to assess profitability without the impact of non-cash accounting policies, capital structure, taxation, and one-time or non-recurring transactions. This performance measure provides a consistent comparable metric for profitability of the Company across time periods.

“Mining profit” represents gross profit (revenue less cost of revenue), excluding depreciation and revenue and site operating costs directly attributable to hosting. Mining profit show profitability of the Company’s core digital asset mining operation, without the impact of non-cash depreciation expense.

The following table reconciles net income (loss) to our non-IFRS measure, Adjusted EBITDA:

For the periods ended June 30	Three Months Ended		Six Months Ended
(CAD thousands)	2021	2020	2021	2020
Net income (loss)	$(20,430)	$2,840	$15,094	$(7,390)
Add (deduct):
Net finance costs	(639)	693	(987)	1,342
Depreciation and amortization	2,977	6,958	8,780	13,967
Share based payment	1,768	60	4,524	(648)
Revaluation of digital assets	-	(9,418)	-	(8,136)
Gain on used of digital assets	-	(689)	(182)	(1,603)
Foreign exchange	212	(1,073)	643	1,281
Unrealized revaluation related to loan receivable classification change	22,935	-	-	-
Share based payment taxes witholding	-	-	1,246	-
Sales tax expense	1,018	152	1,801	323
One-time transaction costs	468	542	468	542
Deferred income tax recovery	6,046	-	(780)	-
Adjusted EBITDA	$14,356	$65	$30,608	$(322)

The following table reconciles gross profit to our non-IFRS measure, Mining profit:

For the periods ended June 30	Three Months Ended		Six Months Ended
(CAD thousands)	2021	2020	2021	2020
Gross profit (loss)	$16,795	$(6,261)	$29,124	$(12,972)
Add (deduct):
Revenue from hosting	(2,193)	-	(3,618)	-
Site operating costs attributable to hosting	1,565	-	2,801	-
Depreciation and amortization	2,977	6,958	8,780	13,967
Mining profit	$19,144	$697	$37,086	$995

ABOUT HUT 8

Hut 8 is a digital asset mining company with industrial-scale operations in Alberta, Canada. The Company is one of North America’s largest innovation-focused digital asset miners, supporting open and decentralized systems since 2018. Located in energy rich Alberta, Canada, Hut 8 has one of the highest installed capacity rates in the industry and holds more self-mined Bitcoin than any publicly traded company globally. Hut 8 is executing on its strategy of mining and holding Bitcoin, while building a diversified business and revenue strategy to grow and protect shareholder value, regardless of Bitcoin price action. The Company’s multi-pronged business strategy includes profitable digital asset mining, white-label high-performance compute hosting, as well as yield & income programs leveraging its Bitcoin held in reserve. Having demonstrated rapid growth and a stellar balance sheet, Hut 8 was the first publicly traded miner on the TSX and the first Canadian miner to be listed on The Nasdaq Global Select Market. Hut 8’s team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on Environmental, Social and Governance (“ESG”) standards alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

MEDIA CONTACT

dea.masottipayne@northstrategic.com